FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Dated July 21, 2016

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Aktiebolaget Svensk Exportkredit

Swedish Export Credit Corporation

(Translation of Registrant’s Name into English)

Klarabergsviadukten

61-63

P.O. Box 194

SE-101 23 Stockholm

Sweden

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Incorporation by Reference

The Registrant hereby incorporates all parts of this Report on Form 6-K by reference in Registration Statement no. 333-199784 filed by the Registrant with the Securities and Exchange Commission on Form F-3ASR under the Securities Act of 1933.

This Report comprises the following:

1.  Registrant’s report for the second quarter of 2016.

2.  Table of unaudited consolidated capitalization of the Registrant at June 30, 2016 (attached as Exhibit 99.2 hereto).

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 21, 2016

AB Svensk Exportkredit

(Swedish Export Credit Corporation)

By:	/s/ Catrin Fransson

Catrin Fransson, Chief Executive Officer

3

SEK
Interim Report 2 2016

First six months of 2016

Net interest revenues amounted to Skr 830 million (1H15: Skr 818 million)

Operating profit amounted to Skr 461 million (1H15: Skr 697 million)

Net profit amounted to Skr 360 million (1H15: Skr 533 million)

New lending amounted to Skr 36.4 billion (1H15: Skr 24.7 billion)

Return on equity amounted to 4.3 percent (1H15: 6.6 percent)

The total capital ratio was 22.8 percent at the end of the period (24.5 percent at year-end 2015)

Basic and diluted earnings per share amounted to Skr 90 (1H15: Skr 134)

Second quarter of 2016

Net interest revenues amounted to Skr 401 million (2Q15: Skr 399 million)

Operating profit amounted to Skr 151 million (2Q15: Skr 354 million)

Net profit amounted to Skr 115 million (2Q15: Skr 271 million)

New lending amounted to Skr 15.3 billion (2Q15: Skr 13.9 billion)

Basic and diluted earnings per share amounted to Skr 29 (2Q15: Skr 68)

2016

For the period

01/01/16 – 30/06/16

Download the report at www.sek.se

Statement by the CEO – Catrin Fransson

Positive business flow and high rate of development

The most significant political event during the second quarter was the Brexit referendum in the UK, unexpectedly won by the “Leave” campaign. The referendum results brought a wave of uncertainty to the global financial markets and initially resulted in major fluctuations in the world’s stock exchanges and foreign exchange markets. But the steady downturn first seen across Europe’s stock markets did not last long and the markets recovered relatively quickly — with the exception of the GBP, which has fallen approximately 10 percent against the USD, and government bond yields, which has not recovered to the same extent. Negotiations regarding the UK’s exit have not yet begun, which makes it difficult to assess the long-term consequences for the global economy.

SEK had a healthy financial capacity ahead of the Brexit referendum. We have considerable liquidity invested in high-quality assets and a favorable capacity for new lending, regardless of future developments.

Despite an uncertain macro environment, SEK’s Export Credit Trends Survey, which we presented in June, indicated that Swedish exporters have a positive outlook on the future. The survey showed that access to financing remains favorable — a fact confirmed by small companies in particular. Companies also expect recent strong export trends to continue, albeit at a slightly slower pace than in the past. The survey also indicated that Swedish exporters are experiencing an increase in export orders and a need for new employees at both the national and international level.

SEK’s lending operations continued to perform well during the first half of 2016. Compared with the year-earlier period, we reported higher lending with respect to both end-customer finance and corporate lending. New lending totaled Skr 36.4 billion, of which end-customer finance accounted for Skr 23.7 billion and corporate lending for Skr 12.7 billion.

We have been involved in several major transactions and broadened our customer base, adding new clients in our two customer segments: large and medium-sized companies. We also increased our green lending compared with the preceding year, which is highly gratifying.

Collaborations with Swedish and international banks are important to SEK as we act as a complement to the banks’ offerings. During the summer, we supplemented our client survey for the first time with an equivalent bank survey, where we interviewed a number of banks about their experiences working with SEK. I am thrilled to report that 100 percent of the 17 Swedish and international banks that were interviewed would recommend SEK to other banks. When it comes to our corporate clients, client satisfaction continues to increase from an already very high level. The percentage of clients who assigned SEK a rating of good or very good has increased from 89 percent in 2014 to 93 percent in 2016.

Part of SEK’s operations involves managing export credits in the CIRR system on behalf of the Swedish government. The owner treats this as a specifically assigned mandate from the Swedish parliament and has established a mission target for the work based on customer experience. We have achieved a favorable attainment rate for this mission target: 73 percent of clients stated that their collaboration with SEK has exceeded their expectations. A total of 63 percent of clients who had engaged SEK’s services with respect to export credits also stated that SEK’s credits had contributed significantly or very significantly to the execution of their export transactions. Given that SEK’s vision is to strengthen the competitiveness of the Swedish exporters industry and, thereby help to create employment and sustainable growth in Sweden, this is a highly satisfying figure.

During the first half of 2016, we devoted considerable internal focus to our risk and IT operations, investing in a new risk measurement system. The project reached a number of key milestones in June and the investment will now continue in various phases in 2016 and 2017 that will provide a new IT platform for effective risk management.

Operating profit for the first half of the year amounted to Skr 461 million (1H15: Skr 697 million). This decline in profit is mainly attributable to unrealized changes in market value. Net interest revenue totaled Skr 830 million (1H15: Skr 818 million), up slightly compared with the year-earlier period despite continued pressure as a result of low market interest rates. During the second quarter, SEK issued a three-year USD 1.5 billion benchmark bond which was well-received in the market. SEK has a strong capitalization with a total capital ratio of 22.8 percent and healthy liquidity. Accordingly, SEK are well equipped to supply the Swedish export industry with financing solutions, thereby strengthening their competitiveness.

FINANCIAL HIGHLIGHTS(1) UNAUDITED (EXCEPT FOR JAN-DEC 2015)

Skr mn (if not mentioned otherwise)	Apr-Jun 2016	Jan-Mar 2016	Apr-Jun 2015	Jan-Jun 2016	Jan-Jun 2015	Jan-Dec 2015
Results
Net interest revenues	401	429	399	830	818	1,662
Operating profit	151	310	354	461	697	1,535
Net profit	115	245	271	360	533	1,187
After-tax return on equity(2)	2.7%	5.8%	6.7%	4.3%	6.6%	7.2%
Basic and diluted earnings per share (Skr)(3)	29	62	68	90	134	297

Statement of financial position
Total assets	313,658	295,313	301,893	313,658	301,893	280,411
Total liabilities	296,905	278,294	285,657	296,905	285,657	263,583
Total equity	16,753	17,019	16,236	16,753	16,236	16,828

Customer financing(4)
New financial transactions with customers(5)	15,313	21,066	13,873	36,379	24,716	104,583
of which corporate lending	9,487	3,202	3,225	12,689	5,831	19,254
of which end-customer financing	5,826	17,864	10,648	23,690	18,885	85,329
CIRR loan as percentage of new financial transactions(6)	0%	51%	1%	30%	1%	49%
Loans, outstanding and undisbursed	273,113	270,896	228,219	273,113	228,219	268,535
Volume of outstanding offers of lending(7)	697	71	45,362	697	45,362	2,273
CIRR loan as percentage of volume of outstanding offers(6)	91%	100%	96%	91%	96%	100%

Borrowing
New long-term borrowings(8)	20,055	17,962	14,591	38,017	20,394	47,025
Outstanding senior debt	263,485	249,161	259,369	263,485	259,369	233,556
Outstanding subordinated debt	2,151	2,060	2,062	2,151	2,062	2,088

Capital adequacy
Common Equity Tier 1 capital ratio(9)	20.2%	21.1%	20.7%	20.2%	20.7%	21.6%
Tier 1 capital ratio(9)	20.2%	21.1%	20.7%	20.2%	20.7%	21.6%
Total capital ratio(9)	22.8%	23.7%	23.5%	22.8%	23.5%	24.5%
Leverage ratio(10)	5.0%	5.3%	5.0%	5.0%	5.0%	5.4%
Liquidity coverage ratio (LCR)(11)	626%	563%	359%	626%	359%	573%
Net stable funding ratio (NSFR)(12)	108.6%	104.3%	101.0%	108.6%	101.0%	99.4%

(1)            Some of the key figures in the table are so called Alternative Performance Measures (APM). SEK has chosen to present them because they are used in the business or reflect SEK’s progress in areas emphasized by its sole shareholder, the Swedish state. The key figures are also used internally to monitor results and are helpful resources to manage the business. The key figures related to capital adequacy are not considered to be APM.

(2)            Net profit, expressed as a percentage per annum of current year’s average (calculated on the report periods opening and closing balances) equity.

(3)            Net profit divided by average number of shares, which amounts to 3,990,000 for each period.

(4)            Loans include all loans, including loans granted in the form of interest-bearing securities, and loans granted by traditional documentation. These measures reflect what management believes to be SEK’s real lending. SEK considers these amounts to be useful measurements of SEK’s credit/lending volumes. Comments on lending volumes in this report therefore relate to amounts based on this definition (see Consolidated Statement of Financial Position and Note 4).

(5)            New customer financing includes all new accepted loans, regardless of maturities. All new loans though are not presented in the Consolidated Statement of Financial Position or in the Statement of Cash Flows in the Consolidated Group, since parts of the loans are Committed undisbursed loans (see Note 9). The presented amounts for Committed undisbursed loans could change until they are presented in the Consolidated Statement of Financial Position, for example due to changed currency rates.

(6)            The State’s export credit support.

(7)            See Note 9.

(8)            New borrowing with maturities exceeding one year. Metrics are based on trade date. In the Statement of Cash Flows in the Consolidated Group the amount is instead based on settlement date. There can be a difference between the amounts in these two tables, due to the time span between trade date and settlement date, if the time span is between different report periods.

(9)            Capital ratios are the quotients of the relevant capital measure and the total risk exposure amount.

(10)     Tier 1 capital expressed as a percentage of an exposure measure calculated in accordance with CRR (see Note 10).

(11)     Highly liquid assets in relation to its net cash outflows for the next 30 calendar days.

(12)     Stable funding, available to an institution against the required amount of stable funding over a period of one year.

Unless otherwise indicated, amounts in this report are in millions (mn) of Swedish krona (Skr), abbreviated “Skr mn” and relate to the group consisting of SEK and its consolidated subsidiaries (the “Group” or the “Consolidated Group”). The international code for the Swedish currency, SEK, is not used in this report in order to avoid confusion with the same three-letter abbreviation, which has been used to denote AB Svensk Exportkredit since the company was founded in 1962.

Unless otherwise indicated, in matters concerning positions, amounts refer to those at June 30, 2016 and in matters concerning flows, the six-month period ended on June 30, 2016. Amounts within parentheses refer to December 31, 2015 (in matters concerning positions), or the same period (in matters concerning flows) of the preceding year.

AB Svensk Exportkredit (“SEK”) is a Swedish corporation with the identity number 556084-0315, and with its registered office in Stockholm, Sweden. SEK is a public company as defined in the Swedish Companies Act. In some instances, under Swedish law, a public company is obligated to add “(publ.)” to its company name.

Business operations

New customers in volatile market

SEK reported a high level of lending and received many new inquiries in the first half of 2016 with respect to both end-customer finance and corporate lending. Our new lending to Swedish exporters and their customers amounted to Skr 36.4 billion (1H15: Skr 24.7 billion) during the first half of the year. End-customer finance amounted to Skr 23.7 billion (1H15: Skr 18.9 billion) and the total volume of corporate lending was Skr 12.7 billion (1H15: Skr 5.8 billion).

During the first half of 2016, SEK succeeded in attracting several new customers, including Hexagon and Intrum Justitia. SEK entered into a loan agreement with Hexagon for Skr 1.5 billion with a tenor of six years and a financing agreement with Intrum Justitia for EUR 160 million with a tenor of seven years. We also noted an increase in inquiries regarding export transactions in Africa, which was one of the markets named in the government’s export strategy.

The total volume of loans outstanding and committed undisbursed loans amounted to Skr 273.1 billion at the end of the second quarter of 2016, compared with Skr 268.5 billion at year-end 2015.

Skr bn	Jan-Jun 2016	Jan-Jun 2015	Jan-Dec 2015
Customer financing of which:
- End-customer finance(1)	23.7	18.9	85.3
- Corporate lending(1)	12.7	5.8	19.3
Total	36.4	24.7	104.6

(1)            Of which Skr 11.4 billion (1H15: Skr 3.7 billion, year-end 2015: Skr 53.4 billion) had not been disbursed at period end. Skr 11.0 billion (1H15: Skr 2.1 billion year-end 2015: Skr 52.5 billion) was attributable to end-customer finance and Skr 0.4 billion (1H15:Skr 1.6 billion, year-end 2015: Skr 0.9 billion) to corporate lending.

New customer financing by sector

New customer financing

SEK’s markets for new lending, Jan-June 2016, Skr 36.4 billion (1H15: Skr 24.7 billion)

    New green lending increased approximately Skr 2 billion during the first half of the year, mainly in the area of renewable energy. During the second quarter, we implemented a new support system in order to improve our know your customer (KYC) procedures and management of sustainability risks. This system has helped increase our cost efficiency and improve our risk management. We also joined the government’s “fossil-free Sweden” initiative, which aims to put Sweden on the map as one of the world’s first fossil-free welfare nations.

SEK’s new borrowing increased compared with the same period in the preceding year and amounted to Skr 38.0 billion (1H15: Skr 20.4 billion), mainly due to a reduction in our liquidity portfolio and limited borrowing during the first half of 2015. During the period, the repurchase of our own debt amounted to Skr 4.3 billion (1H15: Skr 2.6 billion) and early redemption of borrowing totaled Skr 2.9 billion (1H15: Skr 24.0 billion). We also ensured we had a healthy financial capacity ahead of the Brexit referendum in the event of a “Leave” vote. Accordingly, we were not notably affected by the market turmoil that followed the referendum and we continue to have considerable liquidity invested in high-quality assets. During the second quarter, SEK also completed the successful issue of a three-year, USD 1.5 billion benchmark bond. The bond was received well by the investors.

SEK has a healthy capacity for new lending and believes it is thus well equipped to face the potential consequences of the political uncertainty in the macro environment when it comes to corporate financing opportunities.

New borrowing

Long-term borrowing

SEK’s markets for new borrowing, Jan-June 2016, Skr 38.0 billion (1H15: Skr 20.4 billion)

COMMENTS ON THE CONSOLIDATED FINANCIAL ACCOUNTS

January - June 2016

Operating profit

Operating profit amounted to Skr 461 million (1H15: Skr 697 million), a decrease of 34 percent compared with the same period in the previous year.

Net interest revenues

Net interest revenues amounted to Skr 830 million (1H15: Skr 818 million), a small increase compared with the same period in the previous year. Lower borrowing costs contributed positively as well as a slightly higher average margin on interest-bearing assets. The average market rates are slightly higher compared with the same period in the previous year. This was offset by lower average volume on interest-bearing assets.

Interest-bearing assets slightly decreased compared with the same period in the previous year and amounted on average to Skr 276.4 billion (1H15: Skr 294.1 billion). The amount of total loans decreased compared with the same period in the previous year mainly due to exchange-rate differences and amounted on average to Skr 206.9 billion (1H15: Skr 215.3 billion). Liquidity investments decreased due to a more efficient use of capital and amounted on average to Skr 69.6 billion (1H15: Skr 78.7 billion). During the second quarter of 2016 liquidity investments increased to ensure we had a healthy financial capacity ahead of the Brexit referendum.

Borrowing volume decreased to an average of Skr 248.5 billion (1H15: Skr 270.8 billion).

Net results of financial transactions

Net results of financial transactions amounted to Skr -47 million (1H15: Skr 54 million), primarily due to negative unrealized changes in fair value attributable to financial instruments. During the same period last year, SEK’s holdings of asset-backed securities were terminated, which affected the net results of financial transactions negatively. This was offset by positive unrealized changes in fair value from finanical instruments, measured at fair value and included in hedges.

Operating expenses

Operating expenses totalled Skr -305 million (1H15: Skr -239 million), an increase of 28 percent compared with the same period in the previous year. This increase is attributable to higher IT costs and consulting expenses due to the IT project for the development of risk measurement. In the current year, a larger part of the expenses that are associated with IT development have been allocated to net income compared with the same period in the previous year.

•Personnel expenses

Personnel expenses totalled Skr -157 million (1H15: Skr -148 million), an increase of 6 percent compared with the same period in the previous year. The increase is mainly attributable to extended organization, as a part of adapting to the demands of regulations. There was no provision made to the employee incentive scheme during the period (1H15: Skr -5 million). A reversal of earlier provisions to the employee incentive scheme regarding 2015 was made during the period, amounting to Skr 4 million (1H15: Skr 6 million). The outcome of the scheme is based on return on equity, and may not exceed two months’ salary. For 2016, the scheme covers all permanent employees with the exception of the CEO, other members of the executive management and employees working in risk- and compliance functions.

•Other administrative expenses

Other administrative expenses amounted to Skr -125 million (1H15: Skr -70 million), corresponding an increase of 79 percent compared with the same period in the previous year. This increase is mainly attributable to ongoing adjustments in regulations which has entailed the development of IT systems. A larger part of the expenses that are associated with IT development have been allocated to net income compared with the same period in the previous year.

•Depreciation and impairment of non-financial assets

Depreciation and impairment totalled Skr -23 million (1H15: Skr -21 million).

Net credit losses

Net credit losses for the first six months amounted to Skr -3 million (1H15: Skr 68 million). The change compared with the same period in the previous year is due to reversals last year of Skr 70 million from the portfolio-based reserve (i.e., the reserve not attributable to a specific counterparty). The portfolio based reserve was at the end of the period Skr 170 million (year-end 2015: Skr 170 million).

Other comprehensive income

Other comprehensive income before tax amounted to Skr -101 million (1H15: Skr -98 million). Skr -77 million (1H15: Skr -131 million) of the total was attributable to items to be reclassified to operating profit and Skr -24 million (1H15: Skr 33 million) was attributable to items not to be reclassified to operating profit.

For items to be reclassified to operating profit, Skr 13 million (1H15: Skr -18 million) was related to available-for-sale securities and Skr -90 million (1H15: Skr -113 million) was due to other comprehensive income effects related to cash-flow hedges. Items not to be reclassified to operating profit were related to revaluation of defined benefit pensions. The negative change in fair value was caused by a higher discount rate.

After-tax return on equity

After-tax return on equity amounted to 4.3 percent (1H15: 6.6 percent).

Second quarter of 2016

Operating profit

Operating profit for the second quarter amounted to Skr 151 million (2Q15: Skr 354 million) a decrease of 57 percent compared with the same period in the previous year.

Net interest revenues

Net interest revenues for the second quarter amounted to Skr 401 million (2Q15: Skr 399 million), which is basically unchanged compared with the same period in the previous year. Lower borrowing costs contributed positively to this amount, while lower average volume and margin on interest-bearing assets had a negative impact. Interest-bearing assets decreased compared with the same period in the previous year and amounted on average to Skr 282.2 billion (2Q15: Skr 292.8 billion). The amount of total loans decreased compared with the second quarter of 2015 and amounted on average to Skr 205.3 billion (2Q15: Skr 218.8 billion). Liquidity placements decreased and amounted on average to Skr 76.8 billion (2Q15: Skr 74.0 billion). Borrowing volume decreased to an average of Skr 256.3 billion (2Q15: Skr 269.3 billion).

Net results of financial transactions

Net results of financial transactions for the second quarter of 2016 amounted to Skr -83 million (2Q15: Skr 8 million), mainly due to changes in credit spreads on own debt and negative unrealized changes in fair value attributable to basis spreads. During the same period last year, SEK’s holdings of asset-backed securities were terminated, which affected the net results of financial transactions negatively. This was offset by positive unrealized changes in fair value from finanical instruments, measured at fair value and included in hedges.

Operating expenses

Operating expenses totalled Skr -154 million for the second quarter (2Q15: Skr -117 million), an increase of 32 percent compared to the same period in the previous year, mainly due to increased other administrative expenses.

•Personnel expenses

Personnel expenses for the second quarter amounted to Skr -75 million (2Q15: Skr -70 million) an increase of 7 percent compared with the same period in the previous year. During the second quarter of 2016, a reversal of Skr 7 million was made to the employee incentive scheme (2Q15: a reversal of Skr 6 million).

•Other administrative expenses

Other administrative expenses amounted to Skr -68 million (2Q15: Skr -36 million), an increase of 89 percent compared with the same period in the previous year. The increase in other administrative expenses is mainly attributable to higher IT costs and consulting expenses due to the IT project for the development of risk measurement.

•Depreciation and impairment of non-financial assets

Depreciation and impairment for the second quarter of 2016 totalled Skr -11 million (2Q15: Skr -11 million).

Net credit losses

Net credit losses for the second quarter of 2016 amounted to Skr -4 million (2Q15: Skr 66 million).

The change compared with the same period in the previous year is due to reversals last year of Skr 70 million from the portfolio-based reserve (i.e., the reserve not attributable to a specific counterparty). No additional provision has been made during the period related to reserves not attributed to a specific counterparty.

Other comprehensive income

Other comprehensive income before tax amounted to Skr -32 million (2Q15: Skr -28 million). Skr -21 million (2Q15: Skr -90 million) of the total was attributable to items to be reclassified to operating profit and Skr -11 million (2Q15: Skr 62 million) was attributable to items not to be reclassified to operating profit. For items to be reclassified to operating profit, Skr 23 million (2Q15: Skr -37 million) was related to available-for-sale securities and Skr -44 million (2Q15: Skr -53 million) was due to other comprehensive income effects related to cash flow hedges.

Statement of Financial Position

Total assets and liquidity investments

SEK’s total assets amounted to Skr 313.7 billion on June 30, 2016 (year-end 2015: Skr 280.4 billion), an increase of 12 percent compared to year-end 2015, mainly due to lower liquidity investments at the end of the previous year. The liquidity investments amounted to Skr 80.4 billion on June 30, 2016 (year-end 2015: Skr 58.7 billion).

The combined amount of loans outstanding and loans committed though not yet disbursed amounted to Skr 273.1 billion as of June 30, 2016 (year-end 2015: Skr 268.5 billion), an increase of 2 percent. Of the combined amount at June 30, 2016, Skr 208.1 billion represented outstanding loans, an increase of 1 percent (year-end 2015: Skr 205.1 billion). Of the total amount of outstanding loans, loans in the S-system amounted to Skr 45.2 billion (year-end 2015: Skr 44.1 billion).

As of June 30, 2016, the aggregate amount of outstanding offers amounted to Skr 697 million (year-end 2015: Skr 2,273 million). Skr 632 million (year-end 2015: Skr 2,273 million) of outstanding offers were derived from the S-system. Binding offers are included in commitments.

There has been no significant change in the composition of SEK’s counterparty exposure. Of the total counterparty exposure at June 30, 2016, 49.7 percent (year-end 2015: 52.9 percent) was to states; 28.1 percent (year-end 2015: 26.6 percent) was to corporates; 16.4 percent (year-end 2015: 16.0 percent) was to multilateral development banks and financial institutions; 5.8 percent (year-end 2015: 4.3 percent) was to regional governments; and no exposure (year-end 2015: 0.2 percent) was to asset-backed securities. Total exposures amounted to Skr 355.9 billion on June 30, 2016 (year-end 2015: Skr 326.2 billion), the increase is mainly attributable to the increased liquidity investments.

Liabilities and equity

As of June 30, 2016, the aggregate volume of available funds and shareholders’ equity exceeded the aggregate volume of loans outstanding and loans committed at all maturities. As a result, SEK considers all of its outstanding commitments to be covered through maturity.

During 2016, SEK has a credit facility with the Swedish National Debt Office of Skr 125 billion. SEK has not yet utilized the credit facility. The credit facility can only be available for loans covered by the State’s export credit support (CIRR).

Capital adequacy

SEK’s total capital ratio was 22.8 percent as of June 30, 2016 (year-end 2015: 24.5 percent), compared with a capital target of 18–20 percent. The Tier 1 capital ratio was 20.2 percent (year-end 2015: 21.6 percent) and the Common Equity Tier 1 capital ratio was 20.2 percent (year-end 2015: 21.6 percent).

Risk factors

SEK’s future development is based on a number of factors, some of which are difficult to predict and are beyond the company’s control. These factors include the following:

• Changes in general economic business conditions including changes in the competitive situation in one or more financial markets.

• Changes and volatility in currency exchange rates, interest rates and other market factors affecting the value of SEK’s assets and liabilities.

• Changes in government policy and regulations, as well as in political and social conditions.

• Environmental and social risks connected to SEK’s lending.

SEK believes that as of the date of this report none of these factors has significantly changed since December 31, 2015 and that these factors are not expected to have a material negative impact on the future of the company. For additional information, see also the “Risk and Capital Management” section in SEK’s Annual Report 2015.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME UNAUDITED (EXCEPT FOR JAN-DEC 2015)

Skr mn	Note	Apr-Jun 2016	Jan-Mar 2016	Apr-Jun 2015	Jan-Jun 2016	Jan-Jun 2015	Jan-Dec, 2015
Interest revenues		754	727	706	1,481	1,472	2,835
Interest expenses		-353	-298	-307	-651	-654	-1,173
Net interest revenues		401	429	399	830	818	1,662
Net fee and commission expense		-9	-5	-2	-14	-4	-6
Net results of financial transactions	2	-83	36	8	-47	54	400
Total operating income		309	460	405	769	868	2,056
Personnel expenses		-75	-82	-70	-157	-148	-295
Other administrative expenses		-68	-57	-36	-125	-70	-164
Depreciation and impairment of non-financial assets		-11	-12	-11	-23	-21	-98
Total operating expenses		-154	-151	-117	-305	-239	-557
Operating profit before net credit losses		155	309	288	464	629	1,499
Net credit losses	3	-4	1	66	-3	68	36
Operating profit		151	310	354	461	697	1,535
Tax expenses		-36	-65	-83	-101	-164	-348
Net profit(1)		115	245	271	360	533	1,187

Other comprehensive income related to:
Items to be reclassified to profit or loss
Available-for-sale securities		23	-10	-37	13	-18	-8
Derivatives in cash flow hedges		-44	-46	-53	-90	-113	-217
Tax on items to be reclassified to profit or loss		5	12	20	17	29	49
Net items to be reclassified to profit or loss		-16	-44	-70	-60	-102	-176
Items not to be reclassified to profit or loss
Revaluation of defined benefit plans		-11	-13	62	-24	33	49
Tax on items not to be reclassified to profit or loss		2	3	-13	5	-7	-11
Net items not to be reclassified to profit or loss		-9	-10	49	-19	26	38

Total other comprehensive income		-25	-54	-21	-79	-76	-138

Total comprehensive income(1)		90	191	250	281	457	1,049

(1)         The entire profit goes to the shareholder of the Parent Company.

Skr
Basic and diluted earnings per share(2)	29	62	68	90	134	297

(2)         Net profit divided by average number of shares, which amounts to 3,990,000 for each period.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION UNAUDITED (EXCEPT FOR JAN-DEC 2015)

Skr mn	Note	June 30, 2016	December 31, 2015
Assets
Cash and cash equivalents	4, 5, 6	11,418	2,258
Treasuries/government bonds	4, 5, 6	2,140	2,006
Other interest-bearing securities except loans	3, 4, 5, 6	46,621	40,831
Loans in the form of interest-bearing securities	4, 5, 6	49,751	48,107
Loans to credit institutions	3, 4, 5, 6	35,278	29,776
Loans to the public	3, 4, 5, 6	143,833	140,806
Derivatives	5, 6, 7	15,224	12,672
Property, plant, equipment and intangible assets		127	129
Other assets		7,177	1,854
Prepaid expenses and accrued revenues		2,089	1,972
Total assets		313,658	280,411

Liabilities and equity
Borrowing from credit institutions	5, 6	5,809	5,283
Borrowing from the public	5, 6	19	61
Senior securities issued	5, 6	257,657	228,212
Derivatives	5, 6, 7	25,733	23,631
Other liabilities		2,790	1,637
Accrued expenses and prepaid revenues		1,990	1,912
Deferred tax liabilities		704	720
Provisions		52	39
Subordinated securities issued	5, 6	2,151	2,088
Total liabilities		296,905	263,583

Share capital		3,990	3,990
Reserves		167	227
Retained earnings		12,596	12,611
Total equity		16,753	16,828

Total liabilities and equity		313,658	280,411

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY IN SUMMARY UNAUDITED (EXCEPT FOR JAN-DEC 2015)

			Reserves
Skr mn	Equity	Share capital	Hedge reserve	Fair value reserve	Retained earnings
Opening balance of equity January 1, 2015	16,157	3,990	398	5	11,764
Net profit Jan-Jun 2015	533				533
Other comprehensive income Jan-Jun 2015 related to:
Items to be reclassified to profit or loss
Available-for-sale securities	-18			-18
Derivatives in cash flow hedges	-113		-113
Tax on items to be reclassified to profit or loss	29		25	4
Items not to be reclassified to profit or loss
Revaluation of defined benefit plans	33				33
Tax on items not to be reclassified to profit or loss	-7				-7
Total other comprehensive income Jan-Jun 2015	-76		-88	-14	26
Total comprehensive income Jan-Jun 2015	-457		-88	-14	559
Dividend	-378				-378
Closing balance of equity June 30, 2015 (1)	16,236	3,990	310	-9	11,945
Opening balance of equity January 1, 2015	16,157	3,990	398	5	11,764
Net profit Jan-Dec, 2015	1,187				1,187
Other comprehensive income Jan-Dec, 2015 related to:
Items to be reclassified to profit or loss
Available-for-sale securities	-8			-8
Derivatives in cash flow hedges	-217		-217
Tax on items to be reclassified to profit or loss	49		47	2
Items not to be reclassified to profit or loss
Revaluation of defined benefit plans	49				49
Tax on items not to be reclassified to profit or loss	-11				-11
Total other comprehensive income Jan-Dec, 2015	-138		-170	-6	38
Total comprehensive income Jan-Dec, 2015	1,049		-170	-6	1,225
Dividend	-378				-378
Closing balance of equity December 31, 2015 (1)	16,828	3,990	228	-1	12,611
Net profit Jan-Jun 2016	360				360
Other comprehensive income Jan-Jun 2016 related to:
Items to be reclassified to profit or loss
Available-for-sale securities	13			13
Derivatives in cash flow hedges	-90		-90
Tax on items to be reclassified to profit or loss	17		20	-3
Items not to be reclassified to profit or loss
Revaluation of defined benefit plans	-24				-24
Tax on items not to be reclassified to profit or loss	5				5
Total other comprehensive income Jan-Jun 2016	-79		-70	10	-19
Total comprehensive income Jan-Jun 2016	281		-70	10	341
Dividend	-356				-356
Closing balance of equity June 30, 2016 (1)	16,753	3,990	158	9	12,596

(1)         The entire equity is attributable to the shareholder of the Parent Company.

STATEMENT OF CASH FLOWS IN THE CONSOLIDATED GROUP UNAUDITED (EXCEPT FOR JAN-DEC 2015)

Skr mn	Jan-Jun 2016	Jan-Jun 2015	Jan-Dec 2015
Operating activities
Operating profit (1)	461	697	1,535
Adjustments to convert operating profit to cash flow:
Provision for credit losses - net	3	-68	-36
Depreciation	23	21	98
Exchange rate differences	-1	24	22
Unrealized changes in fair value	60	154	-396
Other	26	-17	18
Income tax paid	-195	-170	-580
Total adjustments to convert operating profit to cash flow	-84	-56	-874
Disbursements of loans	-32,642	-25,580	-56,404
Repayments of loans	35,790	33,307	70,777
Net change in bonds and securities held	-10,971	20,119	28,448
Derivatives relating to loans	124	318	469
Other changes – net	-1,466	-226	469
Cash flow from operating activities	-8,788	28,579	44,420
Investing activities
Capital expenditures	-21	-35	-66
Cash flow from investing activities	-21	-35	-66
Financing activities
Proceeds from issuance of short-term senior debt	14,781	6,499	16,312
Proceeds from issuance of long-term senior debt	39,217	19,308	53,043
Repayments of debt	-28,531	-29,394	-74,546
Repurchase and early redemption of own long-term debt	-4,947	-26,570	-41,006
Derivatives relating to debts	-1,962	834	-2,540
Dividend paid	-356	-378	-378
Cash flow from financing activities	18,202	-29,701	-49,115
Net cash flow for the year	9,393	-1,157	-4,761
Exchange rate differences on cash and cash equivalents	-233	5	-80
Cash and cash equivalents at beginning of the period	2,258	7,099	7,099
Cash and cash equivalents at end of the period (2)	11,418	5,947	2,258
of which cash at banks	241	1,868	294
of which cash equivalents	11,177	4,079	1,964

(1)         Interest payments received and expenses paid

Interest payments received	1,364	1,546	2,990
Interest expenses paid	606	550	1,273

(2)         Cash and cash equivalents include, in this context, cash at banks that can be immediately converted into cash and short-term deposits for which the time to maturity does not exceed three months from trade date. See Note 4.

NOTES

Note 1. Applied accounting principles and impacts from changes in accounting principles

Note 2. Net results of financial transactions

Note 3. Impairment and past-due receivables

Note 4. Loans and liquidity investments

Note 5. Classification of financial assets and liabilities

Note 6. Financial assets and liabilities at fair value

Note 7. Derivatives

Note 8. S-system

Note 9. Pledged assets and contingent liabilities

Note 10. Capital adequacy

Note 11. Exposures

Note 12. Transactions with related parties

Note 13. Events after the reporting period

All amounts are in Skr million, unless otherwise indicated. All figures concern the Consolidated Group, unless otherwise indicated.

Note 1. Applied accounting principles and impacts from changes in accounting principles

This condensed Interim Report is presented in accordance with IAS 34, Interim Financial Reporting. The Group’s consolidated accounts have been prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) together with the interpretations from IFRS Interpretations Committee (IFRS IC). The IFRS standards applied by SEK are all endorsed by the European Union (EU). The accounting also follows the additional standards imposed by the Annual Accounts Act for Credit Institutions and Securities Companies (1995:1559) and the regulation and general guidelines issued by the Swedish Financial Supervisory Authority, “Annual Reports in Credit Institutions and Securities Companies” (FFFS 2008:25). In addition to this, the supplementary accounting rules for groups (RFR 1) issued by the Swedish Financial Reporting Board have been applied. SEK also follows the state’s general guidelines regarding external reporting in accordance with its corporate governance policy and guidelines for state-owned companies.

The Consolidated Group’s and the Parent Company’s accounting policies, methods of computation and presentation are, in all material aspects, the same as those used for the 2015 annual financial statements, except for changes related to amendment in ÅRKL. Due to amendments in ÅRKL and FFFS 2008:25, memorandum items are now presented in Note 9 Pledged assets and contingent liabilities. A new restricted reserve is established in accordance with ÅRKL, Capitalized development costs reserve, for costs of development accounted for as intangible assets. SEK has in connection with ESMA’s Guidelines on alternative performance measures came in forth on July 3, reviewed the performance measures presented under Financial highlights. The performance measures Operating profit excl. net results of financial transactions, After-tax return on equity excl. net results of financial transactions, and Internally assessed economic capital excl. buffer as percentage of Own funds are not presented as they are no longer considered to be relevant. In addition, performance measure Volume of outstanding offers of lending, are from now defined as outstanding binding offers. Other changes in accounting standards have not had any material impact on accounting during the year. The Interim Report does not include all the disclosures required in the annual financial statements, and should be read in conjunction with the Company’s annual financial statements as of December 31, 2015.

Future changes to IFRS

IFRS 9 Financial instruments covering classification and measurement, impairment and general hedge accounting was adopted by IASB in 2014. The adoption of IFRS 9 is mandatorily effective from January 1, 2018, with early adoption permitted. The standard has not yet been approved by the EU. SEK has started the process of evaluating the potential effect of this standard, but has not yet reached any conclusions regarding the effects on SEK’s financial statements, capital adequacy or large exposures.

The IASB has also adopted IFRS 15 Revenue from Contracts with Customers applicable from January 1, 2018. The standard has not yet been approved by the EU. IFRS 15 is not expected to have any material effects on SEK’s financial statements, capital adequacy or large exposures.

There are no other IFRS or IFRS IC interpretations that are not yet applicable that would be expected to have a material impact on SEK’s financial statements, capital adequacy or large exposures.

Note 2. Net results of financial transactions

Skr mn	Apr-Jun 2016	Jan-Mar 2016	Apr-Jun 2015		Jan-Jun 2016	Jan-Jun 2015		Jan-Dec 2015
Net results of financial transactions related to:

Derecognition of financial instruments not measured at fair value through profit or loss	3	0	-130	(1)	3	-128	(1)	-42	(1)
Financial assets or liabilities at fair value through profit or loss	-31	31	47		0	140		202
Financial instruments under fair-value hedge accounting	-54	6	81		-48	48		246
Currency exchange effects on all assets and liabilities excl. currency exchange effects related to revaluation at fair value	-1	-1	10		-2	-6		-6
Total net results of financial transactions	-83	36	8		-47	54		400

(1)         During the second quarter 2015, most of SEK’s holdings of asset-backed securities were terminated, which affected the net results of financial transactions negatively by Skr 130 million.

SEK’s general business model is to hold financial instruments measured at fair value to maturity. The net fair value changes that occur, mainly related to changes in credit spreads on SEK’s own debt and basis-spreads, and recognized in net results of financial transactions, which could be significant in a single reporting period, will not affect earnings over time since the lifetime cumulative changes in the instrument’s market value will net to zero if it is held to maturity and is a performing instrument. Realized gains or losses could occur if SEK repurchases own debt or if lending is repaid early and the related hedging instruments are terminated prematurely.

Note 3. Impairment and past-due receivables

Skr mn	Apr-Jun, 2016	Jan-Mar 2016	Apr-Jun, 2015		Jan-Jun, 2016		Jan-Jun, 2015		Jan-Dec, 2015
Credit losses	-6	—	—		-6		—		-33
Reversal of previous write-downs	2	1	276	(1)	3		278	(1)	279	(1)
Net impairment and reversals	-4	1	276		-3		278		246
Established losses	—	—	-211	(1)	—		-211	(1)	-211	(1)
Recovered credit losses	0	0	1		0		1		1
Net credit losses	-4	1	66		-3	(2)	68	(2)	36
of which related to loans	-4	1	66		-3		67		35
of which related to liquidity investments	—	—	0		—		1		1

Reserve of impairment of financial assets
Opening balance	-235	-236	-482		-236		-464		-464
Reserves used to cover write-downs	—	—	-8		—		-8		-9
Net impairment and reversals	-4	1	276		-3		278		246
Currency effects	0	0	11		0		-9		-9
Closing balance	-239	-235	-203		-239		-203		-236
of which related to loans	-231	-227	-189		-231		-189		-228
of which related to liquidity investments	-8	-8	-14		-8		-14		-8

(1)         An asset in the form of a CDO was sold during the second quarter of 2015 and the corresponding reserve of Skr 206 million was dissolved. The established loss amounted to Skr 211 million.

(2)         Net credit losses for the first six months amounted to Skr -3 million (1H15: Skr 68 million). The change compared with the same period in the previous year is due to reversals last year of Skr 70 million from the portfolio-based reserve (i.e., the reserve not attributable to a specific counterparty). The portfolio based reserve was at the end of the period Skr 170 million (year-end 2015: Skr 170 million).

Past-due receivables

Receivables past due have been recorded to reflect the amounts expected to actually be received at settlement.

Skr mn	June 30, 2016	December 31, 2015
Past-due receivables:(1)
Aggregate amount of principal and interest less than, or equal to, 90 days past-due	301	387
Aggregate amount of principal and interest more than 90 days past-due (2)	461	358
Principal amount not past-due on such receivables	5,570	4,923

(1)         As of June 30, 2016, SEK has two large unsettled amounts, which represent the main part of total loans outstanding. The first unsettled loan in question, which is under renegotiation, is fully covered by adequate guarantees and therefore no loan loss reserve has been made. The second unsettled loan developed during the fourth quarter of 2015, is to a large extent, covered by adequate guarantees which is why expected future credit loss is limited in relation to the amount stated in Past-Due Receivables above. The credit loss reserve for the second unsettled loan is Skr 40 million (year-end 2015: Skr 33 million).

(2)         Of the aggregate amount of principal and interest past due, 67 million (year-end 2015: Skr 97 million) was due for payment more than three but less than, or equal to, six months before the end of the reporting period, Skr 69 million (year-end 2015: Skr 64 million) was due for payment more than six but less than, or equal to, nine months before the end of the reporting period, and Skr 324 million (year-end 2015: Skr 197 million) was due for payment more than nine months before the end of the reporting period.

Note 4. Loans and liquidity investments

Skr mn	June 30, 2016	December 31, 2015
Loans:
Loans in the form of interest-bearing securities	49,751	48,107
Loans to credit institutions	35,278	29,776
Loans to the public	143,833	140,806
Less:
Cash collateral under the security agreements for derivative contracts(1)	-13,990	-13,592
Deposits with time to maturity exceeding three months	-6,255	—
Total loans	208,617	205,097

Liquidity placements:
Cash and cash equivalents(1)	11,418	2,258
Cash collateral under the security agreements for derivative contracts	13,990	13,592
Deposits with time to maturity exceeding three months	6,255	—
Treasuries/government bonds	2,140	2,006
Other interest-bearing securities except loans	46,621	40,831
Total liquidity placements	80,424	58,687

Total interest-bearing assets	289,041	263,784

(1)         Included in Loans to credit institutions.

Note 5. Classification of financial assets and liabilities

Financial assets by accounting category

	Financial assets at fair value through profit or loss		Derivatives used for hedge accounting	Available- for-sale	Loans and receivables(1)	Total
Skr mn	Held-for- trading(2)	Designated upon initial recognition (FVO)
Cash and cash equivalents	—	—	—	—	11,418	11,418
Treasuries/government bonds	—	—	—	2,140	—	2,140
Other interest-bearing securities except loans	—	1,501	—	45,120	—	46,621
Loans in the form of interest-bearing securities	—	273	—	—	49,478	49,751
Loans to credit institutions	—	—	—	—	35,278	35,278
Loans to the public	—	—	—	—	143,833	143,833
Derivatives(3)	8,118	—	7,106	—	—	15,224
Total financial assets	8,118	1,774	7,106	47,260	240,007	304,265

Total financial assets, December 31, 2015	6,213	2,296	6,459	40,067	221,421	276,456

Financial liabilities by accounting category

	June 30, 2016		Derivatives
	Financial liabilities at fair value through profit or loss		used for hedge accounting	Other financial liabilities(4)	Total
Skr mn	Held-for- trading(2)	Designated upon initial recognition (FVO)(5)
Borrowing from credit institutions	—	—	—	5,809	5,809
Borrowing from the public	—	—	—	19	19
Senior securities issued(6)	—	67,019	—	190,638	257,657
Derivatives(3)	19,334	—	6,399	—	25,733
Subordinated securities issued	—	—	—	2,151	2,151
Total financial liabilities	19,334	67,019	6,399	198,617	291,369

Total financial liabilities, December 31, 2015	17,628	58,926	6,003	176,718	259,275

(1)         Of loans and receivables, 7 percent (year-end 2015: 9 percent) are subject to fair-value hedge accounting. The remaining 93 percent (year-end 2015: 91 percent) are not subject to hedge accounting and are therefore valued at amortized cost.

(2)         The derivatives held for economic hedging are classified as held-for-trading in accordance with IAS39.

(3)         The derivatives’ fair value originating from credit risk amounted to Skr -24 million as of June 30, 2016 (year-end 2015: Skr -23 million). The change for the period January 1 to June 30, 2015, amounted to Skr -1 million (1H15: Skr -12 million), which negatively affected operating profit. This valuation is made on the counterparty level.

(4)         Of other financial liabilities, 72 percent (year-end 2015: 72 percent) are subject to fair-value hedge accounting, the remaining 28 percent (year-end 2015: 28 percent) are not subject to hedge accounting and are therefore valued at amortized cost.

(5)         Accumulated changes in the fair value of financial liabilities attributable to changes in SEK’s credit risk amounted to Skr -357 million (year-end 2015: Skr -384 million), which represents a cumulative increase in the book value of liabilities. For the period January 1, 2016 to June 30, 2016, the credit spread component decreased by Skr -27 million, which decreased the value of financial liabilities and affected operating profit positively. For the period January 1 to June 30, 2015 the credit risk component decreased by Skr -12 million, which decreased the value of financial liabilities and affected operating profit positively.

(6)         Repayments of long-term debt amounting to approximately Skr -28.5 billion (1H15: Skr -29.4 billion) were made during the six-month period and SEK’s own debt repurchase and early redemption amounted to approximately Skr -4.9 billion (1H15: Skr -26.6 billion).

Note 6. Financial assets and liabilities at fair value

	June 30, 2016
			Surplus value
Skr mn	Book value	Fair value	(+)/Deficit value (-)
Cash and cash equivalents	11,418	11,418	0
Treasuries/governments bonds	2,140	2,140	0
Other interest-bearing securities except loans	46,621	46,680	59
Loans in the form of interest-bearing securities	49,751	49,869	118
Loans to credit institutions	35,278	35,230	-48
Loans to the public	143,833	147,265	3,432	(1)
Derivatives	15,224	15,224	0
Total, June 30, 2016	304,265	307,826	3,561

Borrowing from credit institutions	5,809	5,807	-2
Borrowing from the public	19	19	0
Senior securities issued	257,657	258,442	785
Derivatives	25,733	25,733	0
Subordinated securities issued	2,151	2,132	-19
Total, June 30, 2016	291,369	292,133	764

	December 31, 2015
			Surplus value (+)/
Skr mn	Book value	Fair value	Deficit value (-)
Cash and cash equivalents	2,258	2,258	0
Treasuries/governments bonds	2,006	2,006	0
Other interest-bearing securities except loans	40,831	40,874	43
Loans in the form of interest-bearing securities	48,107	48,982	875
Loans to credit institutions	29,776	29,771	-5
Loans to the public	140,806	142,619	1,813	(1)
Derivatives	12,672	12,672	0
Total financial assets	276,456	279,182	2,726

Borrowing from credit institutions	5,283	5,267	-16
Borrowing from the public	61	61	0
Senior securities issued	228,212	229,128	916
Derivatives	23,631	23,631	0
Subordinated securities issued	2,088	2,077	-11
Total financial liabilities	259,275	260,164	889

(1) Skr 2,718 million of the surplus value  (year-end 2015: Skr 1,452 million) is mainly related to CIRR loans within the S-system. See note 8 for more information regarding the S-system.

The best evidence of fair value is quoted prices in an active market. The majority of SEK’s financial instruments are not publicly traded, and quoted market values are not readily available. Fair value measurements are categorized using a fair value hierarchy. The financial instruments carried at fair value have been categorized under the three levels of the IFRS fair value hierarchy that reflects the significance of inputs. The categorization of these instruments is based on the lowest level of input that is significant to the fair value measurement in its entirety.

SEK uses the following hierarchy for determining and disclosing the fair value of financial instruments based on valuation techniques:

Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities;

Level 2: other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly; and

Level 3: techniques which use inputs which have a significant effect on the recorded fair value that are not based on observable market data.

SEK recognizes transfers between levels of the fair value hierarchy in the beginning of the reporting period in which the change has occurred. For all classes of financial instruments (assets and liabilities), fair value is established by using internally established valuation models, externally established valuation models, and quotations furnished by external parties. If the market for a financial instrument is not active, fair value is established by using a valuation technique. The objective of using a valuation technique is to establish what the transaction price would have been at the measurement date in an arm’s length exchange based on normal business terms and conditions. Valuation techniques include using recent arm’s length market transactions between professional, willing parties, if available, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models. Periodically, the valuation techniques are calibrated and tested for validity using prices from observable current market transactions in the same instruments or based on any available observable market data.

In calculating fair value, SEK seeks to use observable market quotes (market data), where possible, to best reflect the market’s view on prices. These market quotes are used, directly or indirectly, in quantitative models for the calculation of fair value. Examples of the indirect use of market data are:

•   the derivation of discount curves from observable market data, which is interpolated to calculate the non-observable data points, and

•   quantitative models, which are used to calculate the fair value of a financial instrument, where the model is calibrated so that available market data can be used to recreate observable market prices on similar instruments.

In some cases, due to low liquidity in the market, there is no access to observable market data. In these cases, SEK follows market practice by basing its valuations on:

•   historically observed market data. One example is a valuation depending on the correlation between two exchange rates, where the correlation is determined by time series analysis.

•   similar observable market data. One example is SEK’s valuation of the volatility of a stock option whose maturity is longer than the longest option for which observable market quotes are available. In such a case, SEK extrapolates a value based on the observable market quotes for shorter maturities.

For observable market data, SEK uses third-party information based on purchased contracts (such as that available from Reuters and Bloomberg). This type of information can be divided into two groups, with the first group consisting of directly observable prices and the second of market data calculated from the observed prices.

Examples from the first group are — for various currencies and maturities — currency rates, stock prices, share index levels, swap prices, future prices, basis spreads and bond prices. The discount curves that SEK uses, which are a cornerstone of valuation at fair value, are constructed from observable market data.

Examples from the second group are the standard forms of quotes, such as call options in the foreign exchange market quoted through volatility which is calculated by “Black-Scholes model”. Further examples from this group are — for various currencies and maturities — currency volatility, swap volatility, cap/floor volatilities, stock volatility, dividend schedules for equity and credit default swap spreads. SEK continuously ensures the high quality of market data, and in connection with the financial reporting a thorough validation of market data is performed quarterly.

For transactions that cannot be valued based on observable market data, the use of non-observable market data is necessary. Examples of non-observable market data are discount curves created using observable market data that are extrapolated to calculate non-observable interest rates, correlations between different underlying market parameters and volatilities at long maturities. Non-observable market data such as SEK’s own creditworthiness are assessed by recent SEK’s issuances of securities, or if no continuous flow of new transactions exist, spreads against other issuers, in those cases in which observable prices in the secondary market are unavailable.

The valuation models applied by SEK comply with accepted methods for pricing financial instruments. Fair value adjustments applied by SEK reflect additional factors that market participants take into account and that are not captured by the valuation model. Management assesses level of fair value adjustments to reflect counterparty risk, SEK’s own creditworthiness and unobservable parameters, where relevant.

New models involving significant change from the previously approved models must be authorized by the Board’s Finance and Risk Committee. In addition, all models for the valuation of financial instruments must receive annual approval from the Board’s Finance and Risk Committee. The use of a valuation model demands a validation and thereafter an approval. The validation is conducted by Risk Control to ensure an independent control. Analysis of significant non observable market data, fair value adjustments and significant changes in fair values of level-3-instruments are reviewed on quarterly basis by plausibility checks. The valuation result is analyzed and approved by persons responsible for valuation and accounting, and discussed with the Audit Committee quarterly, in connection with the filing of SEK’s interim reports.

Determination of fair value of certain types of financial instruments

Derivative instruments. Derivative instruments are carried at fair value, and fair value is calculated based upon internally established valuations, external valuation models, quotations furnished by external parties or dealers in such instruments or market quotations. When calculating fair value for derivative instruments, the impact on the fair value of the instrument related to counterparty credit risk is based on publicly quoted prices on credit default swaps of the counterparty, if such prices are available.

Issued debt instruments. When calculating the fair value of issued debt instruments, the effect on the fair value of SEK’s own credit risk is assessed based on internally established models founded on observations from different markets. The models used include both observable and non-observable parameters for valuation.

Issued debt instruments that are hybrid instruments with embedded derivatives. SEK issues debt instruments in many financial markets. A large portion of these are hybrid instruments with embedded derivatives. SEK’s policy is to hedge the risks in these instruments by using derivatives in order to obtain effective economic hedges.  These hybrid debt instruments are classified as financial assets and financial liabilities measured at fair value through profit or loss and therefore the embedded derivatives are not separated. As there are no quoted market prices for these instruments, valuation models are used to calculate fair value. The gross value of these instruments and derivatives which effectively hedge each other requires complex judgments regarding the most appropriate valuation technique, assumptions and estimates. If different valuation models or assumption were used, or if assumptions changed, this could produce different valuation results. Excluding the impact on valuation of credit spreads on SEK’s own debt and basis spreads (which can be considerable); such changes in fair value would generally offset each other.

Financial assets in fair value hierarchy

	Financial assets at fair value through profit or loss				Available-for-sale
Skr mn	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	—	—	—	—	—	—	—	—
Treasuries/governments bonds	—	—	—	—	2,140	—	—	2,140
Other interest-bearing securities except loans	1,111	136	254	1,501	1,133	43,995	—	45,128
Loans in the form of interest-bearing securities	273	—	—	273	—	—	—	—
Loans to credit institutions	—	—	—	—	—	—	—	—
Loans to the public	—	—	—	—	—	—	—	—
Derivatives	14	11,532	3,678	15,224	—	—	—	—
Total June 30, 2016	1,398	11,668	3,932	16,998	3,273	43,995	—	47,268

Total December 31, 2015	1,475	11,344	2,149	14,968	3,250	36,817	—	40,067

Financial liabilities in fair value hierarchy

	Financial liabilities at fair value through profit or loss
Skr mn	Level 1	Level 2	Level 3	Total
Borrowing from credit institutions	—	—	—	—
Borrowing from the public	—	—	—	—
Senior securities issued	—	22,528	44,491	67,019
Derivatives	13	21,456	4,263	25,732
Subordinated securities issued	—	—	—	—
Total June 30, 2016	13	43,984	48,754	92,751

Total December 31, 2015	23	39,386	43,148	82,557

During the period January to June 2016 no assets or liabilities were transferred between Level 1 and Level 2 (year-end 2015: Skr -). Transfer to level 3 has been made for assets during the period January-June 2016 total of Skr 6 million (year-end 2015: Skr 236 million) .

Financial assets at fair value in Level 3

Skr mn	January 1, 2016	Purchases	Settlements & sales	Transfers to Level 3	Transfers from Level 3	Gains (+) and losses (–) through profit or loss(1)	Gains and losses in comprehensive income	June 30, 2016	Of which unrealized gains (+) and losses (-) through profit or loss(1)
Other interest-bearing securities except loans	261	—	—	—	—	-7	—	254	-7
Derivatives	1,888	6	-237	—	—	2,020	—	3,678	345
Total, 2016	2,149	6	-237	—	—	2,013	—	3,932	338

	January 1, 2015							December 31, 2015
Total, 2015	3,832	374	-2,320	22	—	240	—	2,149	-862

Financial liabilities at fair value in Level 3

Skr mn	January 1, 2016	Issues	Settlements & buy-backs	Transfers to Level 3	Transfers from Level 3	Gains (–) and losses (+) through profit or loss(1)	Gains and losses in comprehensive income	June 30, 2016	Of which unrealized gains (–) and losses (+) through profit or loss(1)
Senior securities issued	38,709	7,876	-5,060	6	—	2,960	—	44,491	-2,099
Derivatives	4,439	521	-351	2	—	-348	—	4,263	2,095
Total, 2016	43,148	8,397	-5,411	8	—	2,612	—	48,754	-4

	January 1, 2015							December 31, 2016
Total, 2015	57,974	13,069	-31,524	214	—	3,413	—	43,148	-994

(1)    Gains and losses through profit or loss, including the impact of exchange rates, is reported as net results of financial transactions. The unrealized fair value changes for assets and liabilities held as of June 30, 2016 amount to Skr 342 million profit (year-end 2015: Skr 132 million profit) and are reported as net results of financial transactions.

Uncertainty of valuation of Level 3 instruments

As the estimation of the parameters included in the models to calculate the market value of Level 3-instruments is associated with subjectivity and uncertainty, SEK has, in accordance with IFRS 13, conducted an analysis of the difference in fair value of Level 3-instruments using other established parameter values. Option models and discounted cash flows are used to value the Level 3-instruments. For Level 3-instruments with a longer duration where extrapolated discount curves are used, a sensitivity analysis has been conducted with regards to the interest. The revaluation of the portfolio is made by an interest rate shift of +/— 10 basis points. For the Level 3-instruments that are significantly affected by different types of correlations, which are not based on observable market data, a revaluation has been made by shifting the correlations. The base for this sensitivity analysis is therefore revaluation of the relevant part of the portfolio, where the correlations have been adjusted by +/— 10 percentage points. After the revaluation is performed, the max/min value for each transaction is singled out. For Level 3-instruments that are significantly affected by non-observable market data, such as SEK’s own creditworthiness, a revaluation has been made by shifting the credit curve. The revaluation is made by shifting the credit spreads by +/- 10 basis points, which has been assessed as a reasonable change of SEK’s credit spread. The analysis shows the impact of the non-observable market data on the market value. In addition, the market value will be affected by observable market data.

The result of the analysis corresponds with SEK’s business model where issued securities are linked with a matched hedging derivative. This means that an increase or decrease in fair value of the issued security, excluding SEK’s own credit spread, is offset by an equally large increase or decrease of fair value in the derivative due to the underlying market data in the security is also used to evaluate the derivative.

Sensitivity analysis — level 3 assets and liabilities

Assets	June 30, 2016
Skr mn	Fair value	Unobservable input	Range of estimates for unobservable input(1)	Valuation method	Sensitivity max	Sensitivity min
Interest rate	254	Credit spreads	10BP - (10BP)	Discounted cash flow	0	0
Sum other interest-bearing securities except loans	254				0	0

Equity	139	Correlation	0.75 - (0.46)	Option Model	0	0
Interest rate	1,702	Correlation	0.22 - (0.44)	Option Model	-145	120
FX	1,837	Correlation	0.72 - (0.71)	Option Model	11	-9
Other	0	Correlation	0.49 - (0.21)	Option Model	0	-1
Sum derivatives	3,678				-134	110
Sum assets	3,932				-134	110

Liabilities	June 30, 2016
Skr mn	Fair value	Unobservable input	Range of estimates for unobservable input(1)	Valuation method	Sensitivity max	Sensitivity min
Equity	-15,933	Correlation	0.75 - (0.46)	Option Model	-8	8
		Credit spreads	10BP - (10BP)	Discounted cash flow	34	-34
Interest rate	-23,578	Correlation	0.22 - (0.44)	Option Model	150	-120
		Credit spreads	10BP - (10BP)	Discounted cash flow	91	-91
FX	-4,817	Correlation	0.72 - (0.71)	Option Model	-56	52
		Credit spreads	10BP - (10BP)	Discounted cash flow	114	-114
Other	-163	Correlation	0.49 - (0.21)	Option Model	0	1
		Credit spreads	10BP - (10BP)	Discounted cash flow	7	-7
Sum senior securities issued	-44,491				332	-305

Equity	-1,954	Correlation	0.75 - (0.46)	Option Model	8	-7
Interest rate	-15	Correlation	0.22 - (0.44)	Option Model	0	0
FX	-2,156	Correlation	0.72 - (0.71)	Option Model	45	-42
Other	-138	Correlation	0.49 - (0.21)	Option Model	0	0
Sum derivatives	-4,263				53	-49
Sum liabilities	-48,754				385	-354
Total effect on profit or loss(2)					251	-244

Sum assets, December 31, 2015	2,149				-172	165
Sum liabilities, December 31, 2015	-43,148				397	-387
Total effect on profit or loss, December 31, 2015					225	-222

(1)            Represents the range of correlations that SEK has determined market participants would use when pricing the instruments. The structures are represented both in the security and the derivative hedging the bond. The sensitivity analysis is based on a shift in the interval for correlation between 0.1 and -0.1. The correlation is expressed as a value between 1 and -1, where 0 indicates no relationship, 1 indicates maximum positive relationship and -1 indicates maximum negative relationship. The maximum correlation in the range of unobservable inputs can thus be from 1 to -1. The table presents the scenario analysis of the effect on Level 3-instruments, with maximum positive and negative changes.

(2)            Of the total impact on profit or loss, the sensitivity effect of SEK’s own credit spread was Skr 247 million (year-end 2015: Skr 224 million) under a maximum scenario and Skr -247 million (year-end 2015: Skr -224 million) under a minimal scenario.

Note 7. Derivatives

Derivatives by categories

	June 30, 2016			December 31, 2015
Skr mn	Assets Fair value	Liabilities Fair value	Nominal amounts	Assets Fair value	Liabilities Fair value	Nominal amounts
Interest rate-related contracts	6,193	12,375	233,348	5,582	8,225	221,515
Currency-related contracts	8,568	10,746	145,602	6,548	13,745	116,290
Equity-related contracts	463	2,466	21,312	542	1,497	16,089
Contracts related to commodities, credit risk, etc.	—	146	1,493	—	164	1,978
Total derivatives	15,224	25,733	401,755	12,672	23,631	355,872

In accordance with SEK’s policies with regard to counterparty, interest rate, currency exchange, and other exposures, SEK uses, and is a party to, different kinds of derivative instruments, mostly various interest rate-related and currency exchange-related contracts. These contracts are carried at fair value in the statements of financial position on a contract-by-contract basis.

SEK uses derivatives (primarily) to hedge risk exposure inherent in financial assets and liabilities. Derivatives are measured at fair value by using market quoted rates where available. If market quotes are not available, valuation models are used. SEK uses models to adjust the fair value of the net exposure for changes in counterparties’ credit quality. The models used include both directly observable and non-observable market parameters

Some credit default swap contracts are derivatives and are accordingly classified as financial assets or liabilities at fair value through profit or loss, whereas others are classified as financial guarantees and therefore carried at amortized cost. As of June 30, 2016, the total nominal amount of financial guarantees documented as derivatives and classified as financial guarantees was Skr 1,154 million (year-end 2015: Skr 2,975 million).

The majority of SEK’s derivative contracts are what are known as OTC (over the counter) derivatives, i.e. derivative contracts that are not transacted on a regulated market, for example through a clearinghouse (CCP) or a stock exchange. SEK’s derivative transactions that are not transacted on a regulated market are entered into under ISDA Master Netting Agreements. In general, under such agreements the amounts owed by each counterparty that are due on a single day in respect of all transactions outstanding in the same currency under the agreement are aggregated into a single net amount payable by one party to the other. In certain circumstances, for example when a credit event such as a default occurs, all outstanding transactions under the agreement are terminated, and the termination value is assessed and only a single net amount is due or payable in settlement of all transactions. SEK endeavors to only enter into derivatives transactions with counterparties in jurisdictions where such netting is enforceable when such events occur.

The above ISDA arrangements do not meet the criteria for offsetting in the statement of financial position. This is because such agreements create a right of set-off of recognized amounts that is enforceable only following an event of default, insolvency or bankruptcy of SEK or the counterparties. In addition, SEK and its counterparties do not intend to settle on a net basis or to realize the assets and settle the liabilities simultaneously.

The ISDA Master Netting Agreements are complemented by supplementary agreements providing for the collateralization of counterparty exposure. SEK receives and accepts collateral in the form of cash. Such collateral is subject to the standard industry terms of the ISDA Credit Support Annex.

Note 8. S-system

SEK administers, for compensation, the Swedish State’s export credit support system (CIRR loans), and the State’s related concessionary credit program (together referred to as the “S-system”). In accordance with its assignment in the owner’s instruction to the company issued by the Swedish State, SEK manages the granting of loans in the S-system. See Note 1(d) in the Annual Report for 2015.

The remuneration from the S-system to SEK in accordance with the owner’s instruction is shown as a part of interest revenues in the statement of comprehensive income for SEK. The assets and liabilities of the S-system are included in SEK’s statement of financial position.

Statement of Comprehensive Income for the S-system

Skr mn	Apr-Jun 2016	Jan-Mar 2016	Apr-Jun 2015	Jan-Jun 2016	Jan-Jun 2015	Jan-Dec 2015
Interest revenues	276	293	308	569	617	1,222
Interest expenses	-230	-245	-246	-475	-495	-1,001
Net interest revenues	46	48	62	94	122	221

Interest compensation	108	1	11	109	11	13
Remuneration to SEK(1)	-28	-28	-31	-56	-63	-122
Foreign exchange effects	1	4	0	5	0	0
Reimbursement to (-) / from (+) the State	-127	-25	-42	-152	-70	-112
Operating profit	0	0	0	0	0	0

(1)            The remuneration from the S-system to SEK is shown as a part of interest revenues in the statement of comprehensive income for SEK.

Statement of Financial Position for the S-system (included in SEK’s statement of financial position)

Skr mn	June 30, 2016	December 31, 2015
Cash and cash equivalents	82	1
Loans	45,164	44,077
Derivatives	0	213
Other assets	6,944	1,133
Prepaid expenses and accrued revenues	311	328
Total assets	52,501	45,752

Liabilities	45,450	44,215
Derivatives	6,759	1,186
Accrued expenses and prepaid revenues	292	351
Equity	—	—
Total liabilities and equity	52,501	45,752

Commitments
Committed undisbursed loans	57,430	54,638
Binding offers	632	2,273

Results under the S-system by type of CIRR loans (Commercial Interest Reference Rate)

Skr mn	Apr-Jun 2016	Jan-Mar 2016	Apr-Jun 2015	Jan-Jun 2016	Jan-Jun 2015	Jan-Dec 2015
Net interest revenues	58	61	74	119	147	271
Interest compensation	108	1	11	109	11	13
Remuneration to SEK	-27	-28	-30	-55	-62	-120
Foreign exchange effects	1	4	0	5	0	0
Results under the S-system by CIRR loans	140	38	55	178	96	164

Results under the S-system by type of loan Concessionary loans

Skr mn	Apr-Jun 2016	Jan-Mar 2016	Apr-Jun 2015	Jan-Jun 2016	Jan-Jun 2015	Jan-Dec 2015
Net interest revenues	-12	-13	-12	-25	-25	-50
Remuneration to SEK	-1	0	-1	-1	-1	-2
Foreign exchange effects	—	—	—	—	—	—
Results under the S-system by Concessionary loans	-13	-13	-13	-26	-26	-52
Total comprehensive income in the S-system which represents net remuneration to the State (+) net remuneration to SEK (-)	127	25	42	152	70	112

Note 9. Pledged assets and contingent liabilities

Skr mn	June 30, 2016	December 31, 2015
Collateral provided etc.
Cash collateral under the security agreements for derivative contracts	13,990	13,592

Contingent assets
Guarantee commitments	3,103	4,081

Commitments
Committed undisbursed loans	64,496	63,438
Binding offers	697	2,273

Note 10. Capital adequacy

The total capital ratio of SEK as a consolidated financial entity, calculated according to the Capital Requirements Regulation (CRR(1)), was 22.8 percent as of June 30, 2016 (year-end 2015: 24.5 percent). The Tier 1 capital ratio was 20.2 percent (year-end 2015: 21.6 percent) and the Common Equity Tier 1 capital ratio was 20.2 percent (year-end 2015: 21.6 percent). As of June 30, 2016, the Basel I floor increased the total capital requirement resulting in a total capital ratio of 21.8 percent (year-end 2015: 23.4 percent). For further information on capital adequacy, risks, and CRR, see the section “Risk and capital management” in SEK’s Annual Report for 2015.

(1)         Regulation (EU) No 575/2013 of the European Parliament and of the Council of June 26, 2013 on prudential requirements for credit institutions and investment firms and amending Regulation (EU) No 648/2012.

Own funds — Adjusting items

Skr mn	June 30, 2016	December 31, 2015
Share capital	3,990	3,990
Retained earnings	12,235	11,404
Accumulated other comprehensive income and other reserves	168	247
Independently reviewed profit net of any foreseeable charge or dividend	252	830
Common Equity Tier 1 (CET1) capital before regulatory adjustments	16,645	16,471
Additional value adjustments due to prudent valuation	-458	-429
Intangible assets	-103	-109
Fair value reserves related to gains or losses on cash flow hedges	-158	-228
Gains or losses on liabilities valued at fair value resulting from changes in own credit standing	264	290
Total regulatory adjustments to Common Equity Tier 1 capital	-455	-476
Total Common Equity Tier 1 capital	16,190	15,995
Additional Tier 1 capital	—	—
Total Tier 1 capital	16,190	15,995
Tier-2-eligible subordinated debt	2,120	2,088
Credit risk adjustments(1)	8	9
Total Tier 2 capital	2,128	2,097
Total Own funds	18,318	18,092

Total Own funds according to Basel I floor	18,310	18,083

(1)         Expected loss amount calculated according to the IRB-approach is a gross deduction from own funds. The gross deduction is decreased by impairment related to exposures for which expected loss is calculated. Excess amounts of such impairment will increase own funds. This increase is limited to 0.6 percent of SEK’s risk exposure amount according to the IRB-approach related to exposures to corporates and financial institutions. As of June 30, 2016, the limitation rule has not had any effect (year-end 2015: no effect).

Minimum capital requirements exclusive of buffer

	June 30, 2016			December 31, 2015
Skr mn	EAD(1)	Risk exposure amount	Minimum capital requirement	EAD(1)	Risk exposure amount	Minimum capital requirement
Credit risk standardized method
Central governments	145,812	1,192	95	141,235	760	61
Regional governments	20,623	—	—	13,999	—	—
Multilateral development banks	3,303	—	—	24	—	—
Corporates	1,387	1,387	111	1,441	1,441	115
Total credit risk standardized method	171,125	2,579	206	156,699	2,201	176
Credit risk IRB method
Financial institutions(2)	54,956	17,187	1,375	51,805	16,437	1,315
Corporates(3)	95,489	52,556	4,204	81,575	46,990	3,760
Securitization positions	—	—	—	756	241	19
Assets without counterparty	127	127	10	129	129	10
Total credit risk IRB method	150,572	69,870	5,589	134,265	63,797	5,104
Credit valuation adjustment risk	n.a.	2,759	221	n.a.	2,403	192
Foreign exchange risk	n.a.	1,029	83	n.a.	1,570	126
Commodities risk	n.a.	16	1	n.a.	19	1
Operational risk	n.a.	3,969	318	n.a.	3,969	318
Total	321,697	80,222	6,418	290,964	73,959	5,917
Adjustment according to Basel I floor	n.a.	3,748	300	n.a.	3,262	261
Total incl. Basel I floor	n.a.	83,970	6,718	n.a.	77,221	6,178

(1)         Exposure at default (EAD) shows the size of the outstanding exposure at default.

(2)         Of which counterparty risk in derivatives: EAD Skr 4,774 million (year-end 2015: Skr 4,138 million), Risk exposure amount of Skr 1,924 million (year-end 2015: Skr 1,656 million) and Capital requirement of Skr 154 million (year-end 2015: Skr 132 million).

(3)         Of which related to specialized lending: EAD Skr 2,794 million (year-end 2015: Skr 4,085 million), Risk exposure amount of Skr 1,892 million (year-end 2015: Skr 2,806 million) and Capital requirement of Skr 151 million (year-end 2015: Skr 224 million).

Credit risks

For risk classification and quantification of credit risk, SEK uses an internal ratings-based (IRB) approach. Specifically, SEK applies the Foundation Approach. Under the Foundation Approach, the company determines the probability of default within one year (PD) of each of its counterparties, while the remaining parameters are established in accordance with CRR. The Swedish Financial Supervisory Authority has approved SEK’s IRB approach. Certain exposures are, by permission from the Swedish Financial Supervisory Authority, exempted from application of the IRB approach, and, instead, the standardized approach is applied. SEK has permanent exemptions for exposures to Swedish central and regional governments, as well as permanent exemptions for some non-material exposures. Also, SEK has time-limited exemptions until September 30, 2016 for its exposures to central and regional governments outside Sweden and to multilateral development banks. SEK has applied to the Swedish Financial Supervisory Authority for approval of an IRB approach for those exposures with time-limited exemptions. Minimum capital requirements for these exposures will increase when an IRB approach is applied. Counterparty risk exposure amounts in derivatives are calculated in accordance with the mark-to-market method.

Credit valuation adjustment risk

Credit valuation adjustment risk shall be calculated for all OTC derivative contracts, except for credit derivatives used as credit protection and transactions with a qualifying central counterparty. SEK calculates this capital requirement according to the standardized method.

Foreign exchange risk

Foreign exchange risk is calculated according to the standardized approach, whereas the scenario approach is used for calculating the gamma and volatility risks.

Commodities risk

Capital requirements for commodity risk are calculated in accordance with the simplified approach under the standardized approach. The scenario approach is used for calculating the gamma and volatility risks.

Operational risks

Capital requirement for operational risk is calculated according to the standardized approach. The company’s operations are divided into business areas as defined in the CRR. The capital requirement for each area is calculated by multiplying a factor depending on the business area by an income indicator. The factors applicable for SEK are 15 percent and 18 percent. The income indicators consist of the average operating income for the past three financial years for each business area.

Transitional rules

CRR states that the previously applicable transition rules, i.e. the Basel I floor, will continue to apply until 2017. According to the transitional rules, the capital requirement should be calculated in parallel on the basis of the Basel I rules. To the extent that the Basel I-based capital requirement, reduced to 80 percent, exceeds the capital requirement based on CRR, the capital requirement under the above mentioned Basel I-based rules should constitute the minimum capital requirement. Other transitional arrangements concerning CRR have no significant effect on SEK.

Capital adequacy analysis

	June 30, 2016	December 31, 2015
Capital ratios excl. of buffer requirements(1)
Common Equity Tier 1 capital ratio	20.2%	21.6%
Tier-1 capital ratio	20.2%	21.6%
Total capital ratio	22.8%	24.5%
Institution specific Common Equity Tier 1 capital requirement incl. of buffers(2)	8.0%	7.7%
of which Capital conservation buffer	2.5%	2.5%
of which Countercyclical buffer	1.0%	0.7%
of which Systemic risk buffer	—	—
Common Equity Tier 1 capital available to meet institution specific requirement(3)	18.7%	20.1%
Total capital ratio according to Basel I floor(4)	21.8%	23.4%

1 Capital ratios excl. of buffer requirements are the quotients of the relevant capital measure and the total risk exposure amount. The minimum requirements according to CRR, which without regard to transitional period already have come into force in Sweden, are 4.5 percent, 6.0 percent and 8.0 percent related to Common Equity Tier 1 capital, Tier 1 capital and total Own Funds respectively.

2 Inclusive of the minimum requirement of 4.5 percent, expressed as a percentage of total risk exposure amount.

3 Common Equity Tier 1 capital, as a percentage of the total risk exposure amount, available to meet the institution specific Common Equity Tier 1 capital requirement. SEK does not have any additional Tier 1 capital, hence Common Equity Tier 1 capital is required to meet the difference between the minimum requirements on Tier 1 capital and Common Equity Tier 1 capital with the result that this indicator is 1.5 percentage points less than the Common Equity Tier 1 capital ratio.

4 The minimum requirement is 8.0 percent.

SEK shall meet capital buffer requirements with Common Equity Tier 1 capital. SEK has not been classified as a systemically important institution. The capital buffer requirements for systemically important institutions that came into force January 1, 2016 will hence not apply to SEK. There is no systemic risk buffer applicable for SEK that is active at the moment. The countercyclical buffer rate that shall be applied to exposures located in Sweden was increased from 1.0 percent to 1.5 percent as of June 27, 2016. The Swedish countercyclical buffer rate will further increase to 2.0 percent as of March 19, 2017. As of June 30, 2016, the capital requirement related to relevant exposures in Sweden is 68 percent (year-end 2015: 65 percent) of the total relevant capital requirement regardless of location, this fraction is also the weight applied on the Swedish buffer rate when calculating SEK’s countercyclical capital buffer. Buffer rates activated in other countries may have effects on SEK, but as most capital requirements from relevant credit exposures are related to Sweden the potential effect is limited. As of June 30, 2016, the contribution to SEK’s countercyclical buffer from buffer rates in other countries was 0.02 percentage points (year-end 2015: 0.01 percentage points).

Leverage Ratio

Skr mn (if not mentioned otherwise)	June 30, 2016	December 31, 2015
Exposure measure for the leverage ratio
On-balance sheet exposures	287,848	256,889
Off-balance sheet exposures	37,146	39,161
Total exposure measure	324,994	296,050
Leverage ratio	5.0%	5.4%

The leverage ratio is defined by CRR as the quotient of the Tier 1 capital and an exposure measure. Currently there is no minimum requirement for the leverage ratio.

Internally assessed economic capital excl. buffer

Skr mn (if not mentioned otherwise)	June 30, 2016	December 31, 2015
Credit risk	7,981	7,944
Operational risk	227	318
Market risk	1,325	1,447
Other risks	267	238
Total	9,800	9,947
Economic capital as percentage of Own funds	53.5%	55.0%

SEK regularly conducts an internal capital adequacy assessment process, during which the company determines how much capital is needed in order to cover its risks. The result of SEK’s assessment of capital adequacy is presented above. For more information regarding the internal capital adequacy assessment process and its methods, please see the Risk and Capital management section of SEK’s Annual Report for 2015.

Note 11. Exposures

Net exposures are reported after taking into consideration effects of guarantees and credit default swaps. Amounts are calculated in accordance with capital adequacy calculations, but before the application of credit conversion factors.

Total net exposures

Skr bn Classified by type of	Credits & interest-bearing securitites				Undisbursed credits, derivatives, etc				Total
counterparty	June 30, 2016		December 31, 2015		June 30, 2016		December 31, 2015		June 30, 2016		December 31, 2015
	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Central governments	114.6	40.5	109.9	43.6	62.3	85.3	62.7	84.6	176.9	49.7	172.6	52.9
Regional governments	20.6	7.3	14.0	5.6	—	—	—	—	20.6	5.8	14.0	4.3
Multilateral development banks	3.3	1.2	0.0	0.0	—	—	—	—	3.3	0.9	0.0	0.0
Financial institutions	49.4	17.4	47.0	18.5	5.8	7.9	5.0	7.0	55.2	15.5	52.0	16.0
Corporates	94.9	33.6	80.6	32.0	5.0	6.8	6.2	8.4	99.9	28.1	86.8	26.6
Securitization positions	—	—	0.8	0.3	—	—	—	—	—	—	0.8	0.2
Total	282.8	100.0	252.3	100.0	73.1	100.0	73.9	100.0	355.9	100.0	326.2	100.0

Net exposure by region and exposure class, as of June 30, 2016

Skr bn	Middle East/ Africa	Asia excl. Japan	Japan	North America	Oceania	Latin America	Sweden	West European countries excl. Sweden	Central- East European countries	Total
Central governments	—	3.4	0.2	4.0	—	0.9	142.5	22.6	3.3	176.9
Regional governments	—	—	—	—	—	—	18.3	2.3	—	20.6
Multilateral development banks	—	—	—	—	—	—	—	3.3	—	3.3
Financial institutions	—	2.4	1.2	7.3	0.4	1.1	14.0	28.4	0.4	55.2
Corporates	3.8	2.4	0.5	4.0	—	2.3	67.1	19.6	0.2	99.9
Securitization positions	—	—	—	—	—	—	—	—	—	—
Total	3.8	8.2	1.9	15.3	0.4	4.3	241.9	76.2	3.9	355.9

Net exposure by region and exposure class, as of December 31, 2015

Skr bn	Middle East/ Africa	Asia excl. Japan	Japan	North America	Oceania	Latin America	Sweden	West European countries excl. Sweden	Central- East European countries	Total
Central governments	—	4.9	—	5.9	—	0.8	137.6	20.3	3.1	172.6
Regional governments	—	—	—	—	—	—	12.7	1.3	—	14.0
Multilateral development banks	—	—	—	—	—	—	—	0.0	—	0.0
Financial institutions	2.5	4.6	0.5	3.9	2.2	2.1	8.6	27.2	0.4	52.0
Corporates	1.1	1.4	0.5	5.5	—	1.8	60.0	16.3	0.2	86.8
Securitization positions	—	—	—	—	—	—	—	0.8	—	0.8
Total	3.6	10.9	1.0	15.3	2.2	4.7	218.9	65.9	3.7	326.2

Net exposure European countries, excluding Sweden

Skr bn	June 30, 2016	December 31, 2015
France	13.8	15.3
Germany	10.7	7.5
United Kingdom	9.9	9.2
Denmark	8.4	6.6
Finland	7.9	8.2
The Netherlands	6.4	7.0
Luxembourg	5.9	2.2
Norway	5.9	4.3
Poland	3.4	3.1
Spain	2.5	0.5
Switzerland	1.5	2.0
Belgium	1.3	0.4
Iceland	0.9	0.8
Austria	0.6	0.5
Ireland	0.4	1.1
Latvia	0.3	0.3
Portugal	0.1	0.2
Estonia	0.1	0.1
Italy	0.0	0.0
Greece	—	—
Other countries	0.2	0.3
Total	80.2	69.6

Asset-backed securities held

SEK has no exposure related to asset-backed securities held as of June 30, 2016 (year-end 2015: Skr 756 million).

Note 12. Transactions with related parties

Transactions with related parties are described in Note 27 in SEK’s Annual Report for 2015. No material changes have taken place in relation to transactions with related parties compared to the descriptions in the Annual Report for 2015.

Note 13. Events after the reporting period

No events with significant impact on the information in this report have occurred after the end of the reporting period.

The Board of Directors and the Chief Executive Officer confirm that this Interim report provides a fair overview of the Parent Company’s and the Consolidated Group’s operations and their respective financial position and results, and describes material risks and uncertainties facing the Parent Company and other companies in the Consolidated Group.

Stockholm July 21, 2016

AB SVENSK EXPORTKREDIT

SWEDISH EXPORT CREDIT CORPORATION

Lars Linder-Aronson	Cecilia Ardström	Jan Belfrage
Chairman of the Board	Director of the Board	Director of the Board

Susanne Lithander	Lotta Mellström	Ulla Nilsson
Director of the Board	Director of the Board	Director of the Board

Teppo Tauriainen	Magnus Uggla
Director of the Board	Director of the Board

Catrin Fransson

Chief Executive Officer

SEK has established the following expected dates for publishing of financial information and other related matters:

October 21, 2016       Interim Report for the period January 1, 2016 — September 30, 2016

The report contains information that SEK will disclose pursuant to the Securities Markets Act and/or the Financial Instruments Trading Act. The information was submitted for publication on July 21, 2016 13:00 (CET).

Additional information about SEK, including investor presentations and the Annual Report for the financial year 2015, is available at www.sek.se. Information available on or accessible through SEK’s website is not incorporated herein by reference.